Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JUNE 2024	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNUAL GENERAL SHAREHOLDERS’ MEETING OF NATUZZI S.P.A.

─
APPROVED THE COMPANY’S FINANCIAL STATEMENTS FOR 2023
─
APPOINTED MEMBERS OF THE NEW BOARD OF DIRECTORS FOR THE THREE-YEAR PERIOD 2024-2026
─
ANTONIO ACHILLE AND PASQUALE NATUZZI CONFIRMED, RESPECTIVELY, AS CEO AND EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS
─
APPOINTED NEW EXTERNAL AUDITORS FOR THE THREE-YEAR PERIOD 2024-2026

Santeramo in Colle, Bari, Italy – June 7, 2024 – Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company” and, together with its subsidiaries, the “Natuzzi Group”) announced today that it held on first call its annual general shareholders’ meeting on May 30, 2024 (the “Annual General Meeting”).

At the Annual General Meeting, the shareholders approved the Company’s stand-alone financial statements for the fiscal year ended December 31, 2023 and acknowledged the approval of the 2023 consolidated financial statements of the Natuzzi Group by the Company’s Board of Directors at a meeting held on April 5, 2024.

At the Annual General Meeting, the shareholders re-elected former members Antonio Achille, Pasquale Natuzzi, Antonia Isabella Perrone, Pasquale Junior Natuzzi, Marco Caneva, Giuseppe Antonio D’Angelo, Alessandro Musella and Gilles Bonan as members of the Company’s Board of Directors for the three-year term 2024-2026. On June 5, 2024, the Board of Directors met and confirmed Antonio Achille as Chief Executive Officer, and Pasquale Natuzzi as Executive Chairman of the Board of Directors. The Board of Directors also appointed a Control and Risk Committee, composed of Marco Caneva, acting as Chairman, Alessandro Musella and Giuseppe Antonio D’Angelo, as well as a Related Party Transactions Committee, composed of Giuseppe Antonio D’Angelo, acting as Chairman, Gilles Bonan and Marco Caneva.

Furthermore, at the same Annual General Meeting, the shareholders approved the early cessation of KPMG’s appointment as the Company’s principal independent registered public auditor, as requested by KPMG, and appointed PWC as the Company’s principal independent registered public auditor for fiscal years 2024, 2025 and 2026.

Lastly, Mr. Vito Plantone was appointed as alternate member of the Board of Statutory Auditor, replacing Mr. Vito Passalacqua, who resigned for personal reasons.

***

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 676 monobrand stores in addition to more than 600 galleries as of March 31, 2024, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	June 7, 2024	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi